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                             July 2, 2021

       Sean McClain
       Chief Executive Officer
       AbSci Corp
       101 E. 6th Street, Suite 350
       Vancouver, WA 98660

                                                        Re: AbSci Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 16,
2021
                                                            CIK No. 0001672688

       Dear Mr. McClain:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 16, 2021

       "We are in the process of identifying key business metrics to evaluate our business...", page 59

   1. We note your revised disclosure in response to comment 3. We note you removed the
                                                        "positioned to
negotiate" royalty and licenses language from page 101, but kept it on page
                                                        59. With respect to
your disclosure on page 59, if there is no assurance that such arrangements will be
agreed upon, please revise to state as much or remove this language.
       Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-30

   2. Please provide us with the detailed calculation of the weighted-average common shares and units outstanding
of 5,140,648 shares as of March 31, 2021, or revise. In this regard, we note that the
numbers of common shares outstanding were 5,415,414 shares as of
 Sean McClain
AbSci Corp
July 2, 2021
Page 2
      December 31, 2020 and 5,934,236 shares as of March 31, 2021 according to your statements of other stockholders' and members' deficit.
       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,
FirstName LastNameSean McClain
                                                        Division of Corporation
Finance
Comapany NameAbSci Corp
                                                        Office of Trade &
Services
July 2, 2021 Page 2
cc:       Maggie Wong
FirstName LastName